Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2019	2018

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$877,075	$803,963
Exploration and Production and Other Revenues	591,893	584,292
Pipeline and Storage and Gathering Revenues	205,931	207,611
	1,674,899	1,595,866

Operating Expenses:
Purchased Gas	400,877	327,683
Operation and Maintenance:
Utility and Energy Marketing	170,571	167,170
Exploration and Production and Other	138,274	150,066
Pipeline and Storage and Gathering	110,294	93,547
Property, Franchise and Other Taxes	87,282	85,724
Depreciation, Depletion and Amortization	253,894	227,986
	1,161,192	1,052,176

Operating Income	513,707	543,690

Other Income (Expense):
Other Income (Deductions)	(20,101)	(22,668)
Interest Expense on Long-Term Debt	(106,424)	(113,690)
Other Interest Expense	(4,700)	(3,268)

Income Before Income Taxes	382,482	404,064

Income Tax Expense	88,207	8,272

Net Income Available for Common Stock	$294,275	$395,792

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.42	$4.62

Diluted:
Net Income Available for Common Stock	$3.40	$4.59

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	86,050,574	85,592,904

Used in Diluted Calculation	86,668,827	86,232,666